AUTHORIZATION TO FILE SECTION 16 REPORTS

I hereby authorize and
designate Ronald A. Miller, Sonia M. Dumbleton or Michael D. Grover to execute and file or cause to be filed, on my behalf any Forms 3, 4 and 5, including any amendments thereto, that I may voluntarily or be required to file with the U.S. Securities and Exchange Commission as a result of my ownership of, or transactions in, securities of Financial
Institutions, Inc. This authority shall continue until I am no longer required to file such forms, or until sooner revoked by me in writing.


In witness whereof, I have executed this authorization this 31st day of

December 2003.

						    /s/ Joseph F. Hurley

						-------------------------------
							Joseph F. Hurley

							Director
							Financial Institutions, Inc.

   /s/ Marie
Osypian
---------------------------
Witness